UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Innophos Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45774N 10 8

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 45774N 10 8	Schedule 13G/A	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Fund VII, LLC EIN No.: 22-3850292
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 4,306,115 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 4,306,115 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,306,115 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.64%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. 45774N 10 8	Schedule 13G/A	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Fund VIII, LLC EIN No.: 20-1218594
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 4,856,018 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 4,856,018 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,856,018 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.27%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. 45774N 10 8	Schedule 13G/A	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates III, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 774,483 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 774,483 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,483 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.71%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. 45774N 10 8	Schedule 13G/A	Page 5 of 10 Pages

13.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP T Associates III, LLC EIN No.:
14.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
15.	SEC USE ONLY
16.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17. SOLE VOTING POWER 82,615 Shares
18. SHARED VOTING POWER 0
19. SOLE DISPOSITIVE POWER 82,615 Shares
20. SHARED DISPOSITIVE POWER 0

21.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,615 Shares
22.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
23.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.40%
24.	TYPE OF REPORTING PERSON OO- Other

Cusip No. 45774N 10 8	Schedule 13G/A	Page 6 of 10 Pages

25.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates III-B, LLC EIN No.:
26.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
27.	SEC USE ONLY
28.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	29. SOLE VOTING POWER 52,950 Shares
30. SHARED VOTING POWER 0
31. SOLE DISPOSITIVE POWER 52,950 Shares
32. SHARED DISPOSITIVE POWER 0

33.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,950 Shares
34.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
35.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.25%
36.	TYPE OF REPORTING PERSON OO- Other

Cusip No. 45774N 10 8	Schedule 13G/A	Page 7 of 10 Pages

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP T Associates III-B, LLC EIN No.:
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	37. SOLE VOTING POWER 15,859 Shares
38. SHARED VOTING POWER 0
39. SOLE DISPOSITIVE POWER 15,859 Shares
40. SHARED DISPOSITIVE POWER 0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,859 Shares
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%
TYPE OF REPORTING PERSON OO- Other

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Innophos Holdings, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 259 Prospect Plains Road, Cranbury, New Jersey 08512.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Fund VII, LLC (“Fund VII LLC”), a Delaware limited liability company, (2) Bain Capital Fund VIII, LLC (“Fund VIII LLC”), a Delaware limited liability company, (3) BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III LLC”), (4) BCIP T Associates III, LLC, a Delaware limited liability company (“BCIP T III LLC”), (5) BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B LLC”), and (6) BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIP T III-B LLC”).

Bain Capital Investors, LLC (“BCI”) is the sole general partner of Bain Capital Partners VII, L.P. (“BCP VII”), which is the sole general partner of Bain Capital Fund VII, L.P. (“Fund VII”), which is the managing and sole member of Fund VII LLC. BCI is the sole general partner of Bain Capital Partners VIII, L.P. (“BCP VIII”), which is the sole general partner of Bain Capital Fund VIII, L.P. (“Fund VIII”), which is the managing and sole member of Fund VIII LLC. BCIP Associates III, a Cayman Islands partnership (“BCIP III”) is the manager and sole member of BCIP III LLC. BCIP Trust Associates III, a Cayman Islands partnership (“BCIP Trust III”) is the manager and sole member of BCIP T III LLC. BCIP Associates III-B, a Cayman Islands partnership (“BCIP III-B”) is the manager and sole member of BCIP III-B LLC. BCIP Trust Associates III-B, a Cayman Islands partnership (“BCIP Trust III-B”) is the manager and sole member of BCIP T III-B LLC. BCI is the managing partner of each of BCIP III, BCIP Trust III, BCIP III-B, and BCIP Trust III-B.

Fund VII LLC, Fund VIII LLC, BCIP III LLC, BCIP T III LLC, BCIP III-B LLC, and BCIP III-B LLC have entered into a Joint Filing Agreement, dated February 14, 2007, pursuant to which Fund VII LLC, Fund VIII LLC, BCIP III LLC, BCIP T III LLC, BCIP III-B LLC, and BCIP T III-B LLC have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BCI, BCP VII, Fund VII, BCP VIII and Fund VIII is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c).	Citizenship

Each of the Reporting Persons, BCI, BCP VII, Fund VII, BCP VIII and Fund VIII is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 45774N 10 8.

Item 3.	Not Applicable.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G/A is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 10,088,040 shares of Common Stock of the Company representing, in the aggregate, 48.34% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 20,866,891 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of November 1, 2007 based on the Company Form 10-Q for the period ended September 30, 2007.

As of the close of business on December 31, 2007, the following shares were owned by the Reporting Persons:

Fund VII LLC owned 4,306,115 shares of the Common Stock of the Company, representing approximately 20.64% of the Outstanding Shares. Fund VII LLC acts by and through its managing and sole member, Fund VII. Fund VII acts by and through its sole general partner, BCP VII. BCP VII acts by and through its sole general partner, BCI.

Fund VIII LLC owned 4,856,018 shares of the Common Stock of the Company, representing approximately 23.27% of the Outsanding Shares. Fund VIII LLC acts by and through its managing and sole member, Fund VIII. Fund VIII acts by and through its sole general partner, BCP VIII. BCP VIII acts by and through its sole general partner, BCI.

BCIP III LLC owned 774,483 shares of the Common Stock of the Company, representing approximately 3.71% of the Outstanding Shares. BCIP III LLC acts by and through its manager and sole member, BCIP III. BCIP III acts by and through its managing partner, BCI.

BCIP T III LLC owned 82,615 shares of the Common Stock of the Company, representing approximately 0.40% of the Outstanding Shares. BCIP T III LLC acts by and through its manager and sole member, BCIP Trust III. BCIP Trust III acts by and through its managing partner, BCI.

BCIP III-B LLC owned 52,950 shares of the Common Stock of the Company, representing approximately 0.25% of the Outstanding Shares. BCIP III-B LLC acts by and through its manager and sole member, BCIP III-B. BCIP III-B acts by and through its managing partner, BCI.

BCIP T III-B LLC owned 15,859 shares of the Common Stock of the Company, representing approximately 0.08% of the Outstanding Shares. BCIP T III-B LLC acts by and through its manager and sole member, BCIP Trust III-B. BCIP Trust III-B acts by and through its managing partner, BCI.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Fund VII LLC Fund VIII LLC BCIP III LLC BCIP T III LLC BCIP III-B LLC BCIP T III-B LLC	4,306,115 4,856,018 774,483 82,615 52,950 15,859

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

Fund VII LLC Fund VIII LLC BCIP III LLC BCIP T III LLC BCIP III-B LLC BCIP T III-B LLC	4,306,115 4,856,018 774,483 82,615 52,950 15,859

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

BAIN CAPITAL FUND VII, LLC
By:	Bain Capital Fund VII, L.P., its sole member
By:	Bain Capital Partners VII, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

BAIN CAPITAL FUND VIII, LLC
By:	Bain Capital Fund VIII, L.P., its sole member
By:	Bain Capital Partners VIII, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES III, LLC
By:	BCIP Associates III, its sole member
By:	Bain Capital Investors, LLC, its managing partner

BCIP T ASSOCIATES III, LLC
By:	BCIP Trust Associates III, its sole member
By:	Bain Capital Investors, LLC, its managing partner

BCIP ASSOCIATES III-B, LLC
By:	BCIP Associates III-B, its sole member
By:	Bain Capital Investors, LLC, its managing partner

BCIP T ASSOCIATES III-B, LLC
By:	BCIP Trust Associates III-B, its sole member
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Michael F. Goss
Name:	Michael F. Goss
Title:	Managing Director